Exhibit 4.5
TERMS AND CONDITIONS
OF RESTRICTED STOCK GRANT
1. Grant of Stock. This restricted stock grant is subject to the terms, definitions and provisions of the stock plan (“Plan”) designated in the grant detail on the Merrill Lynch website.
2. Shares. The shares granted to Participant and subject to restriction (“Restricted Shares”) shall be deposited with FedEx Corporation (“FedEx”) or its designee to be held in escrow until released to Participant or forfeited.
3. Adjustment in Restricted Shares. Shares or other securities of FedEx received by Participant with respect to the Restricted Shares as the result of a stock dividend, stock split or combination, share exchange, reorganization, recapitalization, merger, consolidation or otherwise shall have the same status and be subject to the same restrictions as the Restricted Shares.
4. Restrictions. Restricted Shares, and any interest in the Restricted Shares, may not be sold, pledged, assigned, exchanged, encumbered, hypothecated, gifted, transferred or disposed of in any manner by Participant, but Participant shall have all other rights of ownership with respect to the Restricted Shares, including the right to vote and receive any dividends or other distributions paid or made with respect to the Restricted Shares. The terms of this grant of Restricted Shares shall be binding upon heirs, legal representatives and successors.
5. Forfeiture of Restricted Shares. If Participant’s employment with FedEx or any subsidiary of FedEx terminates for any reason other than death, retirement or permanent disability, all Restricted Shares shall be forfeited by Participant without payment of any consideration to Participant.
6. Lapse of Restrictions. The restrictions on the Restricted Shares shall lapse pursuant to the vesting schedule contained in the grant detail on the Merrill Lynch website, including in the event Participant retires at or after the age of 55, but before the age of 60. If Participant retires at or after the age of 60, becomes permanently disabled or dies, the restrictions on the outstanding Restricted Shares shall immediately lapse.
7. Tax Equalization Bonus. If Participant provides FedEx with evidence of having timely made an election under Section 83(b) of the Internal Revenue Code for this grant of Restricted Shares, FedEx will pay for the benefit of Participant a bonus equal to the sum of the gross amount of federal income taxes, loss of itemized deduction for such federal income taxes, if applicable, and Medicare tax for which Participant has incurred liability solely as a result of this grant of Restricted Shares. The payment shall be made in the form of Federal income tax withholding payments on or before December 31 of the calendar year in which this grant was made.
8. Withholding Requirements. When restrictions lapse on the Restricted Shares, or if cash payments are to be made hereunder, FedEx shall have the authority and the right to deduct or withhold from sums due to Participant, or require Participant to remit to FedEx, an amount sufficient to satisfy any federal, state, local or other tax of any kind required by any applicable law prior to delivering such shares or making such payments.
9. Effect of Employment. The grant does not confer to Participant the right to continue in employment or affect any right of FedEx to terminate the employment of Participant.
10. Participant Acknowledgment. By accepting this grant of Restricted Shares, Participant acknowledges:
•	receipt of an online copy of the Plan;
•	familiarity with the terms and provisions of the Plan;
•	agreement that this grant is subject to all the Plan terms and provisions; and
•	agreement to accept as binding, conclusive and final all decisions or interpretations of the Committee (as defined in the Plan) upon any questions arising under the Plan or this grant.